AIR LIQUIDE

information

 Paris, December 19, 2006

Press Release

Australia: Three successes in the coal mining industry

With 30% of the world total, Australia is the **world's largest exporter of black coal** which is Australia's largest export. In 2005/06 this was worth around 15 billion euros exports which is an increase of 43% over 2004/05. The mining industry is likely to remain a key driver in the continuing growth of Australia's business investment over the coming years.

In this context, **Air Liquide has gained three nitrogen contracts for coal mine use with world leading mining companies for AMSA series Floxal units.** In the AMSA units, **nitrogen** is extracted from the air directly on the customer site using selective polymer membranes.

Coal has a propensity to self heat during and after mining resulting sometimes in a "spontaneous combustion" event. Traditionally, in underground mines heating events mean that the mine must be evacuated, the seals shut and waiting for the problem to stabilise by itself – which may or may not occur. Air Liquide's AMSA Floxal units provide an effective **mobile inerting system** that reduces the localized concentration of oxygen. **This prevents gas explosions in underground mines.** The mobile system units offer the advantage of being used pro-actively, thus eliminating the risk of spontaneous combustion and at the same time providing unique benefits to the mines in terms of **safety, reliability and cost-effectiveness.** The units are unmanned and are remotely monitored using Air Liquide's tele-monitoring systems.

The first 55 tonnes per day mobile AMSA nitrogen unit went to **Anglo Coal's Dartbrook mine** near Newcastle 300km north of Sydney. This was innovative, being the first of its kind and size to be used for proactive inerting in coal mines around the world. The second unit was commissioned in October at the **Austar mine** 200km north of Sydney, and the third unit will be delivered to **Xstrata Coal's** Oaky Creek mine in Central Queensland next April.

Jean-Pierre Duprieu, Senior Vice-President Asia Pacific and member of Air Liquide's Executive Committee, stated: ***"We support our customers in their development by offering innovative custom-made solutions which help them strengthen their efficiency and safety. Mining has been identified as a growth market in Australia and these important successes in this sector with this unique solution illustrate the Group's capacity to grow into new markets and territories."***

***Anglo Coal**, a wholly owned division of Anglo American plc, is one of the largest private sector coal producers in the world. It produces high quality coking coal used for steel production as well as thermal coal for power generation and industrial applications. **Austar** is a wholly owned subsidiary of Yanzhou Coal Mining Company Limited (Yanzhou) of China. Yanzhou is one of the four largest coal miners in Eastern China, with six underground mines in Shandong Province producing more than 40 million tonnes per annum of coal. **Xstrata** is a major global diversified mining group headquartered in Switzerland. It produces in excess of 70 million tonnes of coal each year, of which more than 50 million (77%) comes from Australia.*

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*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication
Dominique Maire ☎ + 33 (0)1 40 62 53 56
Corinne Estrade-Bordry ☎ + 33 (0)1 40 62 51 31

www.airliquide.com

AIR LIQUIDE

FILE NO. 82-5224

information

Paris, December 5, 2006

Press Release

Further successes with Hynix, a global semiconductor leader

The growth of the **semiconductor market** will be specially strong in Asia in 2007, with **South Korea** as the world's number one producer of DRAM memories (mainly used in computers). This industry is also enjoying the immense success of Flash memories NAND (used in music players and digital cameras) with an expected market growth of 20% this year. As a consequence, the demand for **large volumes of ultra high purity gases** continues.

After its merger with LG Semiconductor in 1999, **Hynix Semiconductor has developed a key position** in the semiconductor market and is now **one of the world largest memories producers** especially DRAM. For more than a decade, Air Liquide has developed **a global long term partnership with this company.**

In **South Korea**, after a first contract between Hynix and Daesung Industrial Gases (DIG), a joint-venture between Daesung Group and Air Liquide to supply 12,000 Nm^3 per hour of ultra pure nitrogen in CheongJu, 100 kilometers west of Seoul, **Air Liquide has signed a 10 year contract with Hynix** to provide **ultra pure nitrogen** through two dedicated on-site generators and one nitrogen liquefier to its new 300 mm fab plant located in Icheon (40km south of Seoul).

In **China, Air Liquide announces the signature of a 15 year carrier gas agreement contract with the Hynix-STMicroelectronics joint-venture**, for its new manufacturing facility at Wuxi New District, Jiangsu Province, 100 kilometers from Shanghai. Hynix-STMicroelectronics has started this year in China its first twin fabs which manufacture DRAM and NAND Flash memories on 200 mm wafers and 300 mm wafers (the new size which allows more chips to be produced in each "wafer"). Air Liquide China will supply **ultra pure nitrogen, oxygen, argon, hydrogen, helium and compressed dry air** to the Hynix-ST fabs.

Said **M.C. Kim**, Vice President and Chief Procurement Officer, Hynix Semiconductor: ***"We are pleased with our long term partnership with Air Liquide which has already supported our projects in South Korea, Europe, USA and now also in China. The additional plant in South Korea is further proof of the confidence Hynix has in the Air Liquide group for the supply of gases for its operations."***

Christophe Fontaine, Vice President, Air Liquide Electronics, declared: ***"We are very excited at the opportunity to bring our best technology and customized solutions to a leading company like Hynix at its new cutting-edge fab in China and Korea. Our knowledge of Hynix's requirements has been central. Our know-how, our global approach based on Hynix demands, and a competitively priced offer combined with our local presence and the technical partnership with KC Tech have been key success factors in this region of the world where Air Liquide is committed to reinforce its presence."***

Air Liquide will be present at Semicon Tokyo, the event for the semi-conductor industry, from 6th to 8th December 2006.

*With 2,500 employees, **Air Liquide Electronics** recorded sales of 855 million euros in 2005. Air Liquide supplies ultra-pure gases, specialty gases, new molecules, related equipment and customized services. To enhance its proximity to the booming semiconductor market in Asia, the Electronics division management is based in Tokyo.*
*Established in **China** in 1916 and with an increased presence in the last 15 years, **Air Liquide Shanghai Co.** Ltd. employs about 1,500 people with annual sales of more than 200 million euros. **Air Liquide Korea Services** was created in 1996 and its 2005 sales amounted to 98 million euros. **Daesung Industrial Gases (DIG)**, a leading South Korean gas manufacturer, is a joint venture between Daesung Group and Air Liquide established in 1979.*

****

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication
Dominique Maire ☎ + 33 (0)1 40 62 53 56 ***Corinne Estrade-Bordry ☎ + 33 (0)1 40 62 51 31***
www.airliquide.com

AIR LIQUIDE

information

RECEIVED
2006 DEC 21 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, 18 December 2006

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 08 December and 15 December 2006

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
08 December	11 000	171.51 €	1 886 616 €
12 December	7 000	176.63 €	1 236 381 €
13 December	15 000	179.59 €	2 693 810 €
14 December	15 000	179.44 €	2 691 658 €
15 December	17 000	179.35 €	3 048 889 €
Period total	**65 000**	**177.81 €**	**11 557 353 €**

Present in 72 countries, ***Air Liquide*** *is the* ***world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced* ***technologies****. These solutions, which are consistent with Air Liquide's commitment to* ***sustainable development,*** *help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on* ***trust*** *and* ***transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings growth.*** *Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Philippe de Saint-Ours ☎ ***+ 33 (0)1 40 62 53 09***

Investor Relations
Robert Shaw ☎ ***+ 33 (0)1 40 62 51 53***

www.airliquide.com

FILE NO. 82-5224

AIR LIQUIDE

information

Paris, 07 December 2006

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 29 November and 07 December 2006

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
29 November	4 000	172.61 €	690 440 €
30 November	10 000	171.20 €	1 712 010 €
01 December	10 000	168.27€	1 682 670 €
05 December	8 000	170.05 €	1 360 387 €
06 December	5 000	171.11 €	855 562 €
07 December	8 000	172.86 €	1382 890 €
Period total	**45 000**	**170.75 €**	**7 683 959 €**

*Present in more than 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Philippe de Saint-Ours ☎ *+ 33 (0)1 40 62 53 09*

Investor Relations
Robert Shaw ☎ *+ 33 (0)1 40 62 51 53*

www.airliquide.com

FILE NO. 82-5224

AIR LIQUIDE

information

Paris, 28 November 2006

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 20 November and 27 November 2006

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
20 November	6 000	172.50 €	1 034 978 €
22 November	17 000	174.08 €	2 959 304 €
24 November	7 000	173.16 €	1 212 085 €
27 November	12 000	171.31 €	2 055 708 €
Period total	**42 000**	**172.91 €**	**7 262 075 €**

*Present in more than 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Philippe de Saint-Ours ☎ + 33 (0)1 40 62 53 09

Investor Relations
Robert Shaw ☎ + 33 (0)1 40 62 51 53

www.airliquide.com

FILE NO. 82-5224

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	13/12/2006
N° Avis	PAR_20061213_5631_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 31627 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 18/12/2006.

Ancien nombre de titres en circulation:	120972084
Nombre de titres à admettre:	31627
Nouveau nombre de titres en circulation:	121003711
Origine:	levées d'options de souscription d'actions

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	13/12/2006
Notice	PAR_20061213_5631_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

FILE NO. 82-5224

31627 new shares issued by L'AIR LIQUIDE, immediatly assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 18/12/2006:

Old number of outstanding shares:	120972084
Number of shares to be listed:	31627
New number of outstanding shares:	121003711
Reason:	exercise of options of subscription

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

FILE NO. 82-5224

RECEIVED
2006 DEC 21 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	01/12/2006
N° Avis	PAR_20061201_5494_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 275875 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 05/12/2006.

Ancien nombre de titres en circulation:	120696209
Nombre de titres à admettre:	275875
Nouveau nombre de titres en circulation:	120972084
Origine:	Levées d'options de souscription d'actions accordées par le Directoire du 14/10/2002, en application de la décision de l'AGE du 30/04/2002, aux 31 000 salariés du Groupe, ayant au moins 6 mois d'ancienneté, à l'occasion du centenaire de la société

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	01/12/2006
Notice	PAR_20061201_5494_EUR	Market	Eurolist by Euronext

FILE NO. 82-5224

Increase of the number of outstanding shares

275875 new shares issued by L'AIR LIQUIDE, immediatly assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 05/12/2006:

Old number of outstanding shares:	120696209
Number of shares to be listed:	275875
New number of outstanding shares:	120972084
Reason:	Exercise of options attributed by the Board of Directors dated 14 October 2002, in implementation of the extraordinary general meeting dated 30 April 2002, to the 31 000 employees of the group,for the hundred years old of the company

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

FILE NO. 82-5224

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	27/11/2006
N° Avis	PAR_20061127_5437_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 15927 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 29/11/2006.

Ancien nombre de titres en circulation:	120680282
Nombre de titres à admettre:	15927
Nouveau nombre de titres en circulation:	120696209
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	27/11/2006
Notice	PAR_20061127_5437_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

FILE NO. 82-5224

15927 new shares issued by L'AIR LIQUIDE, immediatly assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 29/11/2006:

Old number of outstanding shares:	120680282
Number of shares to be listed:	15927
New number of outstanding shares:	120696209
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

FILE NO. 82-5224

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	20/11/2006
N° Avis	PAR_20061120_5363_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 28605 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 22/11/2006.

Ancien nombre de titres en circulation:	120651677
Nombre de titres à admettre:	28605
Nouveau nombre de titres en circulation:	120680282
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	20/11/2006
Notice	PAR_20061120_5363_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

FILE NO. 82-5224

28605 new shares issued by L'AIR LIQUIDE, immediatly assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 22/11/2006:

Old number of outstanding shares:	120651677
Number of shares to be listed:	28605
New number of outstanding shares:	120680282
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

FILE NO. 82-5224